SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  October, 2004

Gee-Ten Ventures Inc.

Commission File No. 0-29964

212-525 Seymour Street

Vancouver, British Columbia

Canada V6E 2R1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gee-Ten Ventures Inc.

Date: November 15, 2004

By:

”Paul Shatzko”

Name:

Paul Shatzko

Title:

President

Schedule A:  Financial Information

GEE-TEN VENTURES INC.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2004

(With comparative audited figures for May 31, 2004)

(Unaudited)

(PREPARED BY MANAGEMENT)

	Aug 31, 2004	May 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$31,602	$69,278
Accounts receivable	22,014	19,928
Prepaid expenses and deposits	56,000	19,860
	109,616	109,066

Property, plant and equipment (net)	7,570	9,463

Mineral Properties	195,214	195,214

Deferred Exploration	138,334	131,399
	$450,734	$445,142

LIABILITIES
Current Liabilities
Accrued liabilities and accounts payable	$32,575	$28,759
Share subscriptions	100,000	-
Due to related parties	2,271	4,771
	134,846	33,530

SHAREHOLDERS' EQUITY

Share Capital	3,431,220	3,421,719
Contributed surplus	177,824	177,824
Retained earnings (deficit)	(3,293,156)	(3,187,931)
	315,888	411,612
	$450,734	$445,142

See accompanying notes to unaudited financial statements.

Schedule A:  Financial Information

GEE-TEN VENTURES INC.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

(With comparative unaudited figures for the three months ended August 31, 2003)

(Unaudited)

(PREPARED BY MANAGEMENT)

	2004	2003
REVENUE
Interest Income	$-	$852

EXPENSES:
Amortization	1,893	505
Bank charges and interest	216	443
Management fees	7,500	7,500
New business search/evaluation	48,735	-
Office & telephone	9,384	10,161
Professional fees	22,537	15,912
Promotion & travel	3,057	9,569
Regulatory fees	3,908	1,430
Rent	6,545	3,705
Transfer agent and shareholder information	1,450	1,273
	105,225	50,498
Net loss for the period	105,225	49,646
DEFICIT, BEGINNING OF PERIOD	3,187,931	2,548,393
DEFICIT AT END OF PERIOD	$3,293,156	$2,598,039

BASIC & DILUTED LOSS PER SHARE	$0.007	$0.005

See accompanying notes to unaudited financial statements.

Schedule A:  Financial Information

GEE-TEN VENTURES INC.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

(With comparative unaudited figures for the three months ended AUGUST 31, 2003)

(Unaudited)

(PREPARED BY MANAGEMENT)

	2004	2003

Exploration

Claim Maintenance Fee	$6,935	$5,939
Professional fee	-	-
Deferred exploration for the period	6,935	5,939

Deferred exploration, beginning of period	131,399	125,460
Deferred exploration, end of period	$138,334	$131,399

See accompanying notes to unaudited financial statements.

Schedule A:  Financial Information

GEE-TEN VENTURES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

(With comparative unaudited figures for the three months ended AUGUST 31, 2003)

(Unaudited and prepared by management)

	2004	2003
Cash provided by (used in):

OPERATING ACTIVITIES:
Loss for the period	$(105,225)	$(49,646)
Changes in non-cash operating working capital:
Accounts receivable	(2,085)	(1,840)
Prepaid expenses and deposits	(36,140)	(2,730)
Accounts payable and due to related parties	1,316	(74,945)
Share subscriptions	100,000	-
	(42,134)	(129,161)
Add non-cash items
Amortization	1,893	505
	(40,241)	(128,656)

INVESTING ACTIVITIES:
Deferred exploration costs	(6,935)	(5,939)
Mineral properties		(186,000)
	(6,935)	(191,939)

FINANCING ACTIVITIES
Shares issued pursuant to:
Exercise of warrants	9,500	12,500
Acquisition of mineral property	-	176,000
	9,500	188,500
INCREASE (DECREASE) IN CASH	(37,676)	(132,095)

CASH, BEGINNING OF PERIOD	69,278	210,405
CASH AT END OF PERIOD	$31,602	$78,310
Non-cash transactions:
Quebec property acquisition fro issuance of 800,000 shares	-	$176,000
Conversion of 50,000 special warrants to 50,000 shares and 50,000 warrants	-	$5,000

See accompanying notes to unaudited financial statements.

Schedule A:  Financial Information

GEE-TEN VENTURES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2004 AND 2003

 (Unaudited)

(PREPARED BY MANAGEMENT)

1. Significant Accounting Policies:

These interim consolidated financial statements of Gee-Ten Ventures Inc. (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended May 31, 2003, except as described below in note 2.

2. Share Capital:

	Number of shares	Amount

Balance May 31, 2004	14,177,142	$3,421,719
Issued on exercise of warrants	95,000	9,500
Balance, August 31, 2004	14,272,142	$3,431,219

Schedule B:  Supplementary Information

GEE-TEN VENTURES INC.

August 31, 2004

(Prepared by Management)

Section 1

A.

EXPENDITURES TO NON-ARMS LENGTH PARTIES (YEAR-TO-DATE):

Management fee	$7,500

Section 2

A.

SECURITIES ISSUED DURING QUARTER ENDED AUGUST 31, 2004:

DATE OF	TYPE	TYPE OF	NUMBER		TOTAL	TYPE OF
ISSUE	OF SEC	ISSUE	AMOUNT	PRICE	PROCEEDS	CONSID	COMM

12/7/04	Common	Warrants	95,000	$0.10	$9,500	Cash	-

B.

OPTIONS GRANTED DURING QUARTER ENDED AUGUST 31, 2004:

Date				Exercise	Expiry
Granted	Number	Type	Name	Price	Date
-	-	-	-	-	-

Section 3

A.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2004:

Authorized share capital - 100,000,000 common shares without par value

A total of 14,272,142 common shares have been issued for a total of $3,431,220

B.

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT AUGUST 31, 2004:

	NUMBER	EXERCISE OR
	OR	CONVERTIBLE	EXPIRY
SECURITY	AMOUNT	PRICE	DATE

Options	325,000	$0.17 per share	February 10, 2005
Options	150,000	$0.32 per share	August 13, 2008
Options	250,000	$0.40 per share	December 8, 2005
Options*	175,000	$0.44 per share	October 21, 2005
Warrants	605,000	$0.10 per share	February 20, 2005
Warrants	700,000	$0.32 per share	April 28, 2005
Warrants	500,000	$0.50 per share	May 7, 2005

* These options are subject to regulatory approval

C.

SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2004:

Common shares in escrow – 331,943

D.

LIST OF DIRECTORS AS AT AUGUST 31, 2004:

Yaovi Bouka

Lawrence Moroz

Paul Shatzko

President

GEE-TEN VENTURES INC.

Management Discussion and Analysis

Quarterly Report-August 31, 2004

This Management Discussion and Analysis of Gee-Ten Ventures Inc. (the ‘Company”) provides analysis of the Company’s financial results for the three-month period ended June 30, 2004. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes to the unaudited interim consolidated financial statements.

History and development of the Company

The legal and commercial name of the Company is Gee-Ten Ventures Inc.

The Company is a mineral exploration company that was incorporated under the name Ricafuerte Mining Corp. under the laws of British Columbia, Canada on April 24, 1987, with an authorized capital of 20,000,000 common shares without par value.  On September 16, 1994, the Company changed its name to Gee-Ten Ventures Inc., consolidated its common shares on a 3.5-to-1 basis and altered its post-consolidation capital to consist of 100,000,000 common shares without par value. The consolidation was effected by (i) obtaining shareholder approval by special resolution to the motion to consolidate on a 3.5 to 1 basis, (ii) filing notice of the proposal to consolidate with the TSX Venture Exchange and receiving their acceptance, and (iii) filing a certified copy of the special resolution and an altered memorandum with the British Columbia Registrar of Companies.

The registered office of the Company is Kjeld Werbes Law Corporation at 708-1111 W. Hastings Street, Vancouver, British Columbia, Canada  V6E 2JS, telephone number (604)669-3233.

Since the commencement of the Company’s last full fiscal year, there has been no material reclassification, merger or consolidation of the Company or any material changes in the mode of conducting its business.  Since June 1, 2002, the Company has not made any acquisitions or dispositions of material assets other than in the normal course of business.

The Company’s principal capital expenditures and divestitures during the last three financial years are as follows:

	2002	2003	2004
Additions to Mineral Property Acquisition Deferred Exploration Costs	$ NIL $ 2,448	$ 1,324 $ 113,728	$ 186,000 $ 5,939
Mineral Property Costs Written Off	Nil	Nil	Nil

The Company is currently negotiating with third parties regarding the exploration activities and associated costs related to such activities with respect to the Bald Mountain Gold Property.  The Company is presently engaged in preliminary deliberations regarding the exploration activities and associated costs related to such activities with respect to the Quebec Gold Property.  As a result, the Company does not have any principal capital expenditures currently in progress and it is difficult at this time to determine such expenditures and the geographic allocation of such expenditures in the near future.  Any such expenditures made by the Company will be financed from the Company’s working capital, when available.

During Fiscal 2004 the Company spent $278,534 in exploring and evaluating new mineral projects in Angola. Gee-Ten's representatives have identified projects of interest in Angola and signed seven (7) memorandums of understanding which allow Gee-Ten access to Endiama (the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector) records being maintained on the projects for the purpose of completing its due diligence.

The Company was represented, in reviewing Endiama records, by Mr. Bill Jarvis, P. Eng.

Seven (7) projects in Angola have been identified which were prospective for diamonds or gold.  These are: the Sambuege Project (Company: Societe Cafeta), the Lola Project (Company: Societe Cipex), the Massangano Project (Company: Consorcio Luachimo Mining), the Damba Project (Company: Societe Consorcio Luachimo Mining), the Canzama Project (Company: Societe Consorcio Luachimo Mining), the Lombe Project (Company: Societe Luba LDA),  and the Tchimpoia Project (Company: Tchimpoia LDA).   In the list of projects, the “Project” refers to the group of mining claims while the “Company” refers to the companies we contracted with in Angola which hold the claims and have entered into the individual Memoranda with the Company.

The seven Memoranda projects cover 3 alluvial type diamond concessions (Sambuege, Canzama, Tchimpoia), 3 kimberlite claims (Lola, Damba, Lombe), 2 kimberlite exploration projects (Sambuege and Tchimpoia) and a gold prospect (Massangano).

Gee-Ten's due diligence will continue under the direct technical supervision of Mr. Jarvis in consultation with Endiama's technical staff. Endiama is the equivalent of the mine ministry of Angola looking after foreign investment in Angola. By virtue of memorandums of understanding having been signed, Endiama will now provide all existing mine records, technical help and legal assistance to Gee-Ten in concluding possible joint venture agreements.

The Sambuege Project consists of 2,780 Km2 in Lunda Norte.  This project is located 40 km to the west and north west of kimberlites at Calonda, and is slightly further from the Luo and Catoca kimberlites located southeast.  The project area is within the Lucapa Graben.  Alluvial deposits within the Graben, typically from the Calonda formation, can be very diamondniferous where rivers and streams cut these diamondniferous gravels with diamonds concentrated into more likely economic grades.  Access to the project area is good with several villages and roads in the area.

The Tchimpoia Project comprises a section of the Rio Chicapa and its tributaries in the Province of Lunda Norte.  It is located upstream of Calonda and downstream of the diamondniferous kimberlites and alluvial diamond deposits at Luo and Catoca.  This project is located at approximately 40 km southeast of the Sambuege project.  Tchimpoia has possibilities for both alluvial diamond production and the discovery of primary kimberlites.

The Damba kimberlite project comprises an area of 210 Km2, located in the Lunda Norte Province.  It is between the Chicapa (to the east) and Luele Rivers 30 km southeast of the Sambuege Project.  It provisionally adjoins the Chipoya Project area and diamondniferous kimberlites are known to be present in the area.

Project Canzama is located in the Province of Lunda Sul, southeast of Lucapa and east and northeast of the mining operations at Luo and Catoca.  The project area, which is about 1,200 Km2, contains a section of the Luachimo River and the upper reaches of its tributaries.  The Luachimo River has been mined for diamonds downstream in the past in a section near to Lucapa and mining in that area may continue.  Diamondniferous kimberlites are known to be present in the general area.  The rivers to the west and east are the Chicapa and Luachimo.  It is an area of known active alluvial diamond mining activity.

The Lola project is a kimberlite region.  Endiama knows the location of one kimberlite on the concession and from past work on this property it is known that there is a large carbonatiques intrusive prospective for rare earth elements that suggests the prospect of at least two more or possibly three more intrusives.

Under the terms of the Memoranda, the Company and the other parties to the Memoranda were to enter into final partnership agreements on or before May 31, 2004. As at June 10, 2004 and as of the date of this Report on Form 20-F,  no final partnership agreements had not been entered into.

There has been no indication of any public takeover offers by third parties in respect of the Company’s common shares or by the Company in respect of other companies’ shares during the last or in the current fiscal year.

Business overview

The Company is a mineral exploration company engaged directly and indirectly through its subsidiary in the acquisition and exploration of mineral properties and related undertakings.

The Company is an exploration stage company and has no mineral producing properties at this time.  All of the Company’s properties are exploration projects, and the Company has not received revenues from production during the last three fiscal years.  All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of the Company’s properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

The following is a description of the Company’s operations and its principal activities over the last three (3) fiscal years:

Fiscal 2001

During the fiscal year ended May 31, 2001 (“Fiscal 2001”), the Company entered into a memorandum of understanding (“MOU”) dated December 11, 2000, with Photon Communications Co., Ltd. (“Photon”) of Wuxi, China to explore the possibility of obtaining business opportunities involving The Wuxi National Hi-Tech Industrial Development Zone in China.  The opportunities would involve attempts to bring western technology into China in a synergistic business relationship.  One opportunity presented was involvement in the telecommunications industry.

Pursuant to the MOU, the Company advanced a total of $100,000 through a jointly administered account between the Company and Photon, of which $68,000 was utilized to finance expenses relating to the due diligence and investigative costs of the project.

Due to the downturn in the financial markets, specifically in the hi-tech sector, together with the Company’s lack of funds to sustain the expensive logistics of doing business abroad coupled with the diminished value of the Canadian dollar, the Company decided to concentrate on other projects within Canada rather than further invest in potential opportunities abroad.

Fiscal 2002

During the fiscal year ended May 31, 2002 (“Fiscal 2002”), Photon ceased and closed down its operations due to its unsuccessful completion of its online China hotel booking website. Accordingly, the Company has written-off its advances of $32,000 made to the jointly administered account between the Company and Photon.

During Fiscal 2002, the Company spent $17,848 in testing GenX2, a simple device retrofit fuel saving device for both gasoline and diesel powered engines. The tests did not prove successful, and the Company decided not to proceed with the GenX2 product.

As of May 17, 2002, the Company was declared "inactive" by the Exchange.  A listed Company trading under the inactive designation does not meet the tier maintenance requirements as outlined in Exchange Policy 2.5.  The Exchange uses the term "inactive" to determine if a company meets or does not meet certain minimum standards of asset base, cash on hand and expenditures.

To regain an active status, the Company was expected to initiate a reorganization within twelve (12)months of being designated inactive and is required to achieve tier maintenance requirements no later than November 15, 2003. Trading in the securities of the Company could be suspended if these requirements were not met.

In August 2002, the Company submitted a reactivation package to the Exchange, to have its inactive status lifted based on the merit of its Bald Mountain mineral property in Nevada, and conditional upon obtaining necessary financing for the exploration of the property. This application was subsequently approved by Exchange and the Company’s inactive status was removed effective February 13, 2003 during fiscal 2003.

Fiscal 2003

During the year ended May 31, 2003 (“Fiscal 2003”), the Company completed its reactivation and satisfied its tier 2 maintenance requirements with the Exchange by completing two private placements and having its inactive status removed by the TSX Venture Exchange on February 13, 2003 as noted above. The proceeds from the private placements were used to finance its exploration program on the Bald Mountain Gold Property.

The Company overall raised $415,350 through its three private placements during Fiscal 2003.

During Fiscal 2003, the Company staked an additional 26 mineral claims on the Bald Mountain Gold Property, and expended $115,057 on mineral properties and deferred exploration costs related to this property.  The Company is seeking a joint venture partner or other party who can help to fund further exploration and development of the Bald Mountain Gold Property.

Fiscal 2004

On June 26, 2003, the Company entered into an agreement with Gestion Lemco Inc. (“Lemco”) whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec (“Quebec Gold Property”). As consideration, the Company paid $10,000 and issued 800,000 common shares of the Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000.

In October 2003, the Company sent two representatives to Angola to review the possibility of acquiring a diamond prospect from Endiama (the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector).

During Fiscal 2004 the Company spent $278,534 in exploring and evaluating new mineral projects in Angola. Gee-Ten's representatives have identified projects of interest in Angola and signed seven (7) memorandums of understanding which allow Gee-Ten access to Endiama (the National Society of Diamonds in Angola which is roughly equivalent to a government department or ministry of mining and mineral resources responsible for foreign investment in this industry sector) records being maintained on the projects for the purpose of completing its due diligence.

The Company was represented, in reviewing Endiama records, by Mr. Bill Jarvis, P. Eng.

Seven (7) projects in Angola have been identified which were prospective for diamonds or gold.  These are: the Sambuege Project (Company: Societe Cafeta), the Lola Project (Company: Societe Cipex), the Massangano Project (Company: Consorcio Luachimo Mining), the Damba Project (Company: Societe Consorcio Luachimo Mining), the Canzama Project (Company: Societe Consorcio Luachimo Mining), the Lombe Project (Company: Societe Luba LDA),  and the Tchimpoia Project (Company: Tchimpoia LDA).

In the list of projects, the “Project” refers to the group of mining claims while the “Company” refers to the companies we contracted with in Angola which hold the claims and have entered into the individual Memoranda with the Company.

The seven Memoranda projects cover 3 alluvial type diamond concessions (Sambuege, Canzama, Tchimpoia), 3 kimberlite claims (Lola, Damba, Lombe), 2 kimberlite exploration projects (Sambuege and Tchimpoia) and a gold prospect (Massangano).

Gee-Ten's due diligence will continue under the direct technical supervision of Mr. Jarvis in consultation with Endiama's technical staff. Endiama is the equivalent of the mine ministry of Angola looking after foreign investment in Angola. By virtue of memorandums of understanding having been signed, Endiama will now provide all existing mine records, technical help and legal assistance to Gee-Ten in concluding possible joint venture agreements.

The Sambuege Project consists of 2,780 Km2 in Lunda Norte.  This project is located 40 km to the west and north west of kimberlites at Calonda, and is slightly further from the Luo and Catoca kimberlites located southeast.  The project area is within the Lucapa Graben.  Alluvial deposits within the Graben, typically from the Calonda formation, can be very diamondniferous where rivers and streams cut these diamondniferous gravels with diamonds concentrated into more likely economic grades.  Access to the project area is good with several villages and roads in the area.

The Tchimpoia Project comprises a section of the Rio Chicapa and its tributaries in the Province of Lunda Norte.  It is located upstream of Calonda and downstream of the diamondniferous kimberlites and alluvial diamond deposits at Luo and Catoca.  This project is located at approximately 40 km southeast of the Sambuege project.  Tchimpoia has possibilities for both alluvial diamond production and the discovery of primary kimberlites.

The Damba kimberlite project comprises an area of 210 Km2, located in the Lunda Norte Province.  It is between the Chicapa (to the east) and Luele Rivers 30 km southeast of the Sambuege Project.  It provisionally adjoins the Chipoya Project area and diamondniferous kimberlites are known to be present in the area.

Project Canzama is located in the Province of Lunda Sul, southeast of Lucapa and east and northeast of the mining operations at Luo and Catoca.  The project area, which is about 1,200 Km2, contains a section of the Luachimo River and the upper reaches of its tributaries.  The Luachimo River has been mined for diamonds downstream in the past in a section near to Lucapa and mining in that area may continue.  Diamondniferous kimberlites are known to be present in the general area.  The rivers to the west and east are the Chicapa and Luachimo.  It is an area of known active alluvial diamond mining activity.

The Lola project is a kimberlite region.  Endiama knows the location of one kimberlite on the concession and from past work on this property it is known that there is a large carbonatiques intrusive prospective for rare earth elements that suggests the prospect of at least two more or possibly three more intrusives.

Under the terms of the Memoranda, the Company and the other parties to the

Memoranda were to enter into final partnership agreements on or before May 31, 2004. As at June 10, 2004 and as of the date of this Report on Form 20-F,  no final partnership agreements had not been entered into.

There can be no assurance that the Company will acquire any diamond project or that such projects will be available to the Company on terms acceptable to it.

Government Regulation

In Nevada, the Company’s projects are on unpatented lode claims located on U.S. federal public lands.  The right to use such claims is granted through the General Mining Law of 1872.  Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented claims is often uncertain.  This uncertainty rises, in part out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment.  Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government.  The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state laws and regulations.  In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.  In recent years, the United States Congress has considered a number of proposed amendments to the General Mining Law.  If adopted, such legislation could, among other things, impose a royalty on production from unpatented mining claims, reduce or prohibit the ability of a company to expand its operations and require a material change in the method of exploiting reserves located on mining claims.  All of the foregoing could adversely affect the economic and financial viability of the Company’s projects in Nevada.

Prior to conducting exploration work on federal ground, the Company is required to file an Annual Notice or Plan of Operations with the Bureau of Land Management.  Other legislation and regulations that may affect the Company’s activities in Nevada are administered through the Fish and Wildlife Service, the Forest Service and the Department of Labor, Mine Safety and Health Administration.

Organizational structure

The Company has one (1) subsidiary, American Ricafuerte Corp., which was incorporated by the Company under the laws of Nevada to hold the Company’s interest in the Bald Mountain Gold Property.

GEE-TEN VENTURES INC. (British Columbia)

100%
American Ricafuerte Corp. (Nevada, USA)

Unless otherwise indicated herein, the term “Company” means collectively the Company and its subsidiary.

Property, plants and equipment

Bald Mountain Gold Property

There are no known ore reserves on the Bald Mountain Gold Property and all work programs on the Bald Mountain Gold Property are exploratory searches for ore grade mineralization.

The Bald Mountain Gold Property is located in Northern Nye County, Nevada and is accessible by motor vehicle from Tonopah, 38 miles to the south-southwest, via Highway 376 and then Highway 18.  The last six (6) miles to the property is via a dirt road.

The Bald Mountain Gold Property is the subject of (i) a report dated September 24, 1998, prepared by Colin I. Godwin, PhD, PEng, PGeo., a copy of which is available for review at the offices of the Company; and (ii) a report dated July 29, 2002 prepared by Peter Christopher, PhD, PEng., a copy of which is also available for review at the offices of the Company together with a report dated  July 29, 2003 prepared by Peter Christopher, PhD, PEng. (“Christopher Report”).

The Company, through its wholly owned subsidiary, American Ricafuerte Corp., is the registered and beneficial owner of the Bald Mountain Gold Property. The Company has assigned a 1.5% net smelter return royalty in the property to a group consisting of Colin Godwin, Greg Sinitsin and 324788 B.C. Ltd., the latter of which is a company controlled by Carl Verley, a former director of the Company.

The following discussion of the Bald Mountain Gold Property is extracted from the Christopher Report:

Overview

The Bald Mountain Gold Property consists of 42 contiguous lode claims.  The property is within the Manhattan Caldera and within an area of significant gold production, as emphasized by the nearby Round Mountain mine, which in 1988 had reserves of about 8 million ounces of gold and 30 million ounces of silver.

The property is characterized by fault-controlled veins, and disseminated gold mineralization that is possibly of the bedding-replacement or manto type.  The latter type of gold deposit model supports the possibility of the presence of a large tonnage economic gold deposit.  The former type of deposit may be analogous to the blind, high grade gold-silver, low-sulphidation epithermal vein system currently being mined by Barrick Gold in Elko County, northern Nevada.  The high-grade gold vein model of mineralization has not been adequately tested by previous work on the Bald Mountain Gold Property.

History

Prospecting in the area has a history that goes back to the 1860's with the exploitation of high-grade gold and silver veins in the area.

Evidence of previous exploration work on the Bald Mountain Gold Property consists of four old bulldozer trenches.  Notices at several old claim monuments indicate that the ground was located in 1959 as the "Lava Cap" claims.  This exploration work may have been undertaken in the search for uranium in the 1950's. However, the property is not listed as a uranium occurrence.  Sampling by the USGS located a gold anomaly on the property—presumably in one of the old trenches. This prompted Ricafuerte Mining Corp.'s acquisition of the ground in 1987 through its wholly-owned U.S. subsidiary American Ricafuerte Mining Corp.

Ricafuerte Mining Corp.’s initial exploration of the Bald Mountain Gold Property in 1987 consisted of soil and rock sampling. Further soil work and prospecting were carried out in 1988, 1989 and 1990.  In 1991, Ricafuerte Mining Corp. conducted a six hole reverse circulation drill program on the claims.  Saga Exploration Co. of Reno, Nevada was the drill contractor.  A Canterra CT 312 drill mounted on a rubber tired articulating carrier was utilized.  Drilling commenced September 14, 1991 and was finished September 21, 1991.  Average footage rate was 500 feet (150 m) per day of drilling.  Ground conditions encountered during drilling were excellent and all holes were drilled dry.  Sample interval was 5.0 feet (1.5 m).  Gold geochemical and 30 element ICP analytical work was conducted by Pioneer Laboratories Ltd. in Vancouver, B.C. for drill cuttings collected by Ricafuerte Mining Corp.

Ricafuerte Mining Corp. optioned the property to Rio Algom Exploration Inc. in 1992.  During 1992 and 1993, Rio Algom Exploration Inc. conducted reverse circulation drilling in 12 holes totaling a further 5990 feet (1826 m).  Ecklin Drilling was the drill contractor.  A buggy mounted drill was also utilized in that program.  Again ground conditions encountered during drilling were excellent and all holes were drilled dry.  Sample interval was 5.0 feet (1.5 m).  Cone Geochemical Inc. of Lakewood, Colorado did analytical work on drill cuttings sampled by Rio Algom Exploration Inc.  Rio Algom Exploration Inc. provided Ricafuerte Mining Corp. with their drill logs, assay data and geological map.

Since the major program by Rio Algom Exploration Inc., the historical sequence of events on the Bald Mountain Gold Property has been as follows:

1.

Ricafuerte Mining Corp. reorganized and consolidated to Gee-Ten Ventures Inc September 16, 1994.

2.

American Ricafuerte Corp. dropped all 66 AAA claims September 1, 1995.

3.

Amerlin Exploration Services Inc. staked six core AAA lode claims in August 1966.

4.

Amerlin Exploration Services Inc. staked an additional 10 AAA lode claims in September 1997.

5.

Amerlin Exploration Services Inc. transferred the 16 unpatented AAA lode claims to American Ricafuerte Corp. in February 1998.

Exploration Expenditures

Exploration expenditures on the Bald Mountain Gold Property total about $CDN 320,536. These expenditures, from 1989 to 1997, have been by Ricafuerte Mining Corp., on behalf of Ricafuerte Mining Corp. by Rio Algom Exploration Inc., or by Ricafuerte Mining Corp.’s successor Gee-Ten Ventures Inc.

COMPANY	YEAR	EXPLANATION	US$	CDN$
Ricafuerte	1989	Mapping and geochemical sampling		$ 5,300
Ricafuerte	1991	Reverse circulation drilling (5 holes), assaying, etc.		63,550
Rio Algom	1992	Reverse circulation drilling (10 holes), assaying, mapping and geochemical sampling, etc.	$ 70,557	111,475
Rio Algom	1993	Reverse circulation drilling (2 holes), assaying, etc.	15,000*	23,700
Gee-Ten	1997	Induced polarization/resistivity/magnetic surveys	10,450	16,511
Gee-Ten	2003	Soil and vegetation geochemical surveys & induced polarization/resistivity/magnetic surveys		100,000
TOTAL IN CANADIAN DOLLARS				320,536

Notes: * is estimated cost; conversion factor for US$ to CDN$ used was 1.58.

Presently, the Company’s president, Paul Shatzko, is seriously negotiating with interested party in Las Vegas, Nevada, for a joint venture agreement for its Bald Mountain gold property in Nye county, Nevada.

Quebec Gold Property

On June 26, 2003, the Company entered into an agreement with Lemco whereby the Company acquired 100% recorded and beneficial right, title and interest in and to the properties located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. As consideration, the Company paid $10,000 and issued 800,000 common shares of the

Company at a deemed price of $0.22 per share to Lemco. Lemco shall retain a 1% net smelter return royalty on any ore production from the Quebec Gold Property which may be purchased for $300,000. A finder’s fee payable in either cash or shares or a combination of both shall be paid in connection with this transaction.

Further to its news dated July 28, 2004, and Aug. 27, 2004, Gee-Ten Ventures Inc. completed its non-brokered private placement, pursuant to which Gee-Ten raised $170,000 through the sale of 567,333 units. Of the funds raised, $70,000 was flow-through subscription funds and the remaining $100,000 was non-flow-through subscription funds.

The securities issued pursuant to the private placement are subject to a hold period in British Columbia expiring on Feb. 13, 2005.

A finder's fee of $14,100 is due and payable as a finder's fee with respect to the placement.

As a result of the placement, the company has now taken steps to mobilize an exploration crew for the purpose of commencing a preliminary exploration program on the company's Chazel property, located in the La Sarre area of the Abitibi gold belt of northwestern Quebec. The remainder of the funds raised will be applied by the company toward continuing expenses being incurred in attempts to secure an exploration concession in Angola and for general working capital.

Selected Annual Information

	Fiscal Year Ended May 31,
	2004	2003	2002	2001	2000
	(In Canadian Dollars)

Revenue
Canadian GAAP	$1,561	$29	$48	$548	$1,471

Total Assets
Canadian G,AAP	$445,142	$373,937	$85,138	$70,711	$40,472
U.S. GAAP	$118,529	$239,263	$65,521	$68,293	$38,050
Loss
Canadian GAAP	$639,538	$224,223	$168,203	$195,075	$222,857
U.S. GAAP	$846,852	$384,766	$230,710	$197,493	$288,663

Share Capital
Canadian GAAP	$3,421,719	$2,752,479	$2,226,058	$2,151,898	$1,741,192
U.S. GAAP	$3,634,157	$2,949,542	$2,286,117	$2,279,416	$1,856,527

Shareholders’ Equity (Net Assets)
Canadian GAAP	$411,612	$285,378	($98,112)	($4,069)	($219,700)
U.S. GAAP	$84,999	$150,704	($117,729)	($6,487)	($222,122)

Loss Per Share[1]
Canadian GAAP	$0.05	$0.03	$0.03	$0.04	$0.05
U.S. GAAP	$0.07	$0.05	$0.04	$0.04	$0.07

Results of Operations for the three-month period ended August 31, 2004

The Company’s loss (as well as operating expenses) for the three months ended August 31, 2004 (‘interim 2004’) totaled 105,225 or $0.01 per share compared to $49,646 or $0.01 per share for the three months ended August 31, 2004 (‘interim 2003’). This was mainly because during interim 2004, $48,735 was spent on trying to evaluate and make make a deal with Angolan government for mineral properties in Angola.

Summary of Quarterly Results

	2004			2003				2002
	Aug 31	May31	Feb 29	Nov 30	Aug 31	May 31	Feb 28	Nov 30
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	105,225	353,714	148,234	87,944	49,646	50,940	117,474	32,278
Basic and diluted loss per share	0.01	0.03	0.01	0.01	0.01	0.01	0.02	0.01
Net loss	105,225	353,714	148,234	87,944	49,646	50,940	117,474	32,278
Basic and diluted net loss per share	0.01	0.03	0.01	0.01	0.01	0.01	0.02	0.01

Liquidity

During the three-month period ended August 31, 2004, the Company incurred a net loss of $105,225. As at  August 31, 2004, the Company had a working capital deficiency (surplus) of $25,230 and $109,616 or cash on hand.

During the quarter ended August 31, 2004 the Company received $9,500 upon issuance of 95,000 shares at a price of $0.10 per share from exercise of warrants. Also, the Company received $100,000 as a partial advance for subscription for a private placement of 567,333 shares at a prince of $0.30 per share. This private placement was completed in October 2004 resulting in gross proceeds of $170,000.

Capital Resources

As of August 31, 2004 the Company did not have sufficient financial resources to complete its exploration on Quebec and Nevada properties.  To finance its planned exploration programs on the Finlayson Properties and the Nevada Properties, the Company will have to raise additional equity or debt financing.

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals.  Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties.  That cash must be raised from other sources.  Our only other source for cash at this time is investments by others in Entourage Mining Ltd.  We must raise cash to implement our project and stay in business.  Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof.  We won’t know that information until we advance the exploration of our properties.  We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the period ended August 31, 2004 the Company paid $7,500 (2003- $7,500) in management fees to a Company controlled by directors of the Company and to two directors of the Company.

Proposed Transactions

The company's consultants were in Angola during the month of September for the purpose of narrowing prospects of potential interest and the company's technical consultant remains in Angola to deal with technical aspects. A particular property of interest has been defined and the company is currently in discussions through its consultants regarding the possibility of securing the exploration rights to the property. Further announcements will be made should the company be successful in settling satisfactory terms for the property.

At the time of writing this discussion, the Company’s exploration crew is conducting a preliminary exploration program on the Company’s Chazel property. Also, the Company’s technical representative Bill Jarvis, P. Eng., is in Angola reviewing property submissions whilst the Company’s president, Paul Shatzko, is seriously negotiating with interested party in Las Vegas, Nevada, for a joint venture agreement for its Bald Mountain gold property in Nye county, Nevada.

On October 8, 2004, Gee-Ten Ventures Inc. appointed Michel R. Delisle of Beaconsfield, Que., as a strategic adviser to the company. In his capacity, he would be assisting management in securing market interest in the company's opportunities presently being pursued in Angola, the state of Nevada and Quebec.

Mr. Delisle will be compensated with an incentive stock option to purchase 150,000 shares at a price of 25 cents per share.

Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates.  Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies.

Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties.  The fair value of the Company’s arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The fair value of debt and equity portions of convertible debentures are disclosed separately.

The fair value of amounts due to related parties are assumed to equal their stated value.  Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar.  The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, President, Director

Mr. Yaovi Bouka, Director

Mr. Lawrence Moroz, Director

Website

The Company does not maintain a website.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”.  Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Gee-Ten Ventures Inc.

“Paul Shatzko”

Paul Shatzko

President

October 29, 2004

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   August 27, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 – 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

PRIVATE PLACEMENT ANNOUNCEMENT

Gee-Ten Ventures Inc. (“Gee-Ten”) announces that due to market conditions, the private placement of flow-through and non flow-through shares announced on July 28th, 2004 has changed.  The offering has been increased to 570,000 units which is comprised of 234,000 flow-through and 336,000 non flow-through shares and the placement has been re-priced to $0.30 per unit.  This financing will net the Company a total of $170,000.

The Company further confirms that as announced on July 28th, 2004, the flow-through units will consist of one share and a one half non-transferable share purchase warrant exercisable at $0.45 for each warrant exercised to purchase an additional share.  The non flow-through units will consist of one share and one full warrant also exercisable at a price of $0.45 for each warrant exercised to purchase an additional share.  The warrants issued under the placement are non-transferable two year warrants.

GEE-TEN VENTURES INC.

“Paul Shatzko”

Paul Shatzko, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   October 8, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 – 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

The Company is pleased to announce that Michel R. Delisle of Beaconsfield, Quebec has been appointed as a strategic advisor to the Company.  In his capacity, he would be assisting management in securing market interest in the Company’s opportunities presently being pursued in Angola, the State of Nevada and the Province of Quebec.

Mr. Delisle will be compensated with an incentive stock option to purchase 150,000 shares at a price of $0.25 per share.

GEE-TEN VENTURES INC.

“Paul Shatzko”

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   October 12, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 – 525 Seymour Street

Vancouver, B.C.  Canada

V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

Private Placement Completed

Further to its news releases dated July 28, 2004 and August 27, 2004, Gee-Ten Ventures Inc. (“Gee-Ten”) announces the completion of its non-brokered private placement pursuant to which Gee-Ten raised $170,000 through the sale of 567,333 units.  Of the funds raised, $70,000 were flow-through subscription funds and the remaining $100,000 were non flow-through subscription funds.

The securities issued pursuant to the private placement are subject to a hold period in British Columbia expiring on February 13, 2005.

A finders fee of $14,100  is due and payable as a finders fee with respect to the placement.

As a result of the placement, the Company has now taken steps to mobilize an exploration crew for the purpose of commencing a preliminary exploration program on the Company’s Chazel Property located in the La Sarre area of the Abitibi gold belt of northwestern Quebec.  The remainder of the funds raised will be applied by the Company towards ongoing expenses being incurred in attempts to secure an exploration concession in Angola and for general working capital.

The Company’s consultants were in Angola during the month of September for the purpose of narrowing prospects of potential interest and the Company’s technical consultant remains in Angola to deal with technical aspects.  A particular property of interest has been defined and the Company is currently in discussions through its consultants regarding the possibility of securing the exploration rights to the property.

Further announcements will be made should the Company be successful in settling satisfactory terms for the property.

GEE-TEN VENTURES INC.

“Paul Shatzko”

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

N E W S  R E L E A S E

TSX Trading Symbol: GTV

Date:   November 3, 2004

SEC Filing # 0-29964

OTCBB:GEEVF

GEE-TEN VENTURES INC.

Suite 212 – 525 Seymour Street

Vancouver, B.C.  Canada, V6B 3H7

Tel: (604) 688-8286

Fax: (604) 684-7208

Marcel R. Tremblay Joins the Board of Gee-Ten Ventures Inc.

Marcel R. Tremblay, a well-known Quebec City entrepreneur with experience in the fields of business and international development, joins the board of Gee-Ten Ventures Inc. as a director.

He is President of Groupe Marcel R. Tremblay, a consultancy firm involved in business development, corporate financing, strategic alliances, mergers, acquisitions and privatization’s.  His clients include foreign governments as well as Canadian companies operating both locally and in Africa, Europe and Latin America.

Mr. Tremblay’s career has followed the parallel tracks of business and politics.  Prior to founding his own company, he was with Price Waterhouse.  As a progressive conservative MP, twice elected, he acted as parliamentary secretary to the deputy Prime Minister of Finance, the minister of Justice and the attorney general of Canada.  In addition to playing an active role in various committees (including Canada-Europe, Canada-Japan, Canada -USA and Canada-China parliamentary committees), he took part in trade missions in Germany, Belgium and Netherlands, Russia, China and Taiwan.  He has also represented the Canadian government at the United Nations and NATO.

Throughout his professional life, Mr. Tremblay has displayed leadership within various community groups.  He is currently chairman of FESA Canada and Canadian representative of FESA Angola (Foundation Eduardo dos Santos Angola), a non-profit entity created in 1996 by the Angolan president with the objective of improving the welfare of the Angolan population through programs in housing, health, education and professional training, culture and the promotion of democratic values.  In 2004, the Rotary International’s Rotary Foundation recognized his role in fostering understanding among the nations of the world by designating him “Paul Harris Fellow”.

Gee-Ten Ventures is a public mining company listed on the TSX Venture Stock Exchange under the quote GTV and the OTCBB under the quote GEEVF.  In joining its board of directors, Mr. Tremblay has been offered stock options of 150,000 shares at $0.40.

Mr. Tremblay’s appointment is subject to regulatory approval.

GEE-TEN VENTURES INC.

“Paul Shatzko”

Paul Shatzko, President

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.